UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Third Quarter Preliminary Results 2023

Azul Reports All-time Record Revenue and EBITDA in 3Q23

São Paulo, November 14, 2023 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL), the largest airline in Brazil by number of cities and departures, announces today its preliminary results for the third quarter of 2023 (“3Q23”). The financial information included herein has not been audited nor reviewed by Azul’s independent auditors. The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights

▪  EBITDA reached an all-time record at R$1.6 billion, an increase of R$626.0 million or 67.7% above 3Q22, with a margin of 31.6%,10.4 percentage points higher year over year.

▪  Operating income increased 137.1% to a record R$957.4 million, an impressive increase of R$553.6 million compared to 3Q22, representing a margin of 19.5%, 10.3 percentage points higher year over year.

▪  In 3Q23, total operating revenue reached a record R$4.9 billion, up 12.3% year over year, with 5.3% higher fares. Compared to 3Q19, operating revenue was up 62.1%, with 50.1% higher fares.

3Q23 Highlights¹	3Q23	3Q22	Change
Total operating revenue (R$ million)	4,914.3	4,376.8	12.3%
Operating income (R$ million)	957.4	403.8	553.6
Operating margin (%)	19.5%	9.2%	+10.3 p.p.
EBITDA (R$ million)	1,551.1	925.1	626.0
EBITDA margin (%)	31.6%	21.1%	+10.4 p.p.
ASKs (million)	11,539	10,349	11.5%
Average fare (R$)	587.6	558.3	5.3%
RASK (R$ cents)	42.59	42.29	0.7%
PRASK (R$ cents)	39.68	39.37	0.8%
Yield (R$ cents)	48.30	48.13	0.4%
CASK (R$ cents)	34.29	38.39	-10.7%
CASK ex-fuel (R$ cents)	22.44	20.02	12.1%
Average exchange rate	4.88	5.25	-7.0%
Fuel cost per liter (R$)	4.06	6.05	-32.9%

¹ Operating results and EBITDA were adjusted for non-recurring items.

▪	Passenger traffic (RPK) increased 12.0% over a capacity increase of 11.5%, resulting in a load factor of 82.2%, 0.4 percentage points higher than in 3Q22.
▪	PRASK was also an all-time record at R$39.68 cents. RASK was a record for a third quarter at R$42.59 cents. Compared to 3Q19, PRASK and RASK increased 33.5% and 36.5%, respectively.
▪	CASK in 3Q23 was 34.29 cents, down 10.7% compared to 3Q22, mainly driven by a 32.9% reduction in fuel prices, cost reduction initiatives and productivity gains, offsetting the impact from inflation. Productivity measured in ASKs per FTE increased 2.9% versus 3Q22, and fuel consumption per ASK dropped 3.9% in 3Q23 versus 3Q22, due to the higher number of next-generation aircraft in our fleet.
▪	In July, Azul successfully concluded a public offering of US$800 million in secured bonds due 2028 at a 11.930% coupon.
▪	Immediate liquidity increased to R$3.5 billion, with operational cash inflows surpassing outflows by over R$1.7 billion in the quarter. We continued to delever with over R$3.2 billion in current lease payments, debt amortizations and deferral repayments.
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Third Quarter Preliminary Results 2023

Management Comments

Thanks to the dedication of our Crewmembers, we delivered record results in 3Q23. Total revenue increased 12.3% year over year, reaching an impressive R$4.9 billion, while operating margin expanded to 19.5%, maintaining our position as one of the most profitable airlines in the world. This strong growth performance was driven by our industry-leading operations and the successful execution of our fleet transformation strategy.

Our PRASK, RASK, and average fares remained at high levels, reaching R$39.68 cents, R$42.59 cents, and R$587.6, respectively. PRASK reached an all-time record, while RASK was a record for a third quarter. The revenue environment continues to be favorable, with strong demand and disciplined capacity deployment. We expect this trend to continue as we further benefit from the robust demand environment in Brazil.

During the quarter, we maintained our focus on cost reduction initiatives, resulting in a CASK reduction of 10.7% year over year. Notably, our CASK, the lowest in Brazil, benefited from a 32.9% reduction in fuel prices and a 3.9% decrease in fuel consumption per ASK, mainly due to our fleet transformation plan. At the end of the quarter, we made great progress in our effort to accelerate this plan. In one year, we almost doubled our Embraer E2 fleet, from 9 to 17 aircraft. The E2s are 14% more efficient on a trip-cost basis than the previous model and come with 18 additional seats. Going forward, we continue to expect consistent CASK reductions as we add more E2s and A320neos to our fleet to replace older-generation aircraft.

I am also excited about the outstanding performance of our business units this quarter. Our loyalty program TudoAzul ended the quarter with more than 16 million members. Our vacations business had another exceptional quarter, with more than 30% growth in gross billings compared to 3Q22. Azul Cargo continues to be the largest domestic air-logistics provider with a domestic market share of 35% and with domestic revenues growing 7% versus 3Q22. These are fast-growing, high-margin businesses, which contribute to our continued margin expansion.

All combined, these attributes led us to reach an all-time record EBITDA of R$1.6 billion, representing an impressive 67.7% year-over-year increase, with a 31.6% margin.

During the third quarter, we completed our comprehensive capital optimization plan. In July, we raised US$800 million in bonds maturing in 2028, and successfully finalized the definitive agreements with our lessors and OEMs. As part of the agreement, lessors and OEMs agreed to permanently reduce our lease and deferral payments in exchange for US$370 million in 7.5% Senior Unsecured Notes due 2030 and around US$570 million worth of Azul's preferred shares valued at R$36.00 per share, among other conditions. The equity component of the agreement will vest in quarterly installments starting in the third quarter of 2024 and will be completed by the fourth quarter of 2027.

As a result of our strong operational cash flow, the new capital raise and the success of our capital optimization plan, our immediate liquidity position reached R$3.5 billion. Operational cash inflows surpassed outflows by over R$1.7 billion, and we continued to delever with over R$3.2 billion in current lease payments, debt amortizations and deferral repayments.

As we move forward, our primary focus will be on growth and profitability. We are committed to making Azul stronger than ever, pursuing new revenue-generating opportunities, and further optimizing our efficiency and cost structure.

We remain excited about the industry environment, with robust demand, strong revenue momentum and disciplined capacity deployment, particularly during the upcoming peak season. Once again, we express our gratitude to all our Crewmembers and stakeholders for their unwavering support.

John Rodgerson, CEO of Azul S.A.

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Third Quarter Preliminary Results 2023

Consolidated Financial Results

The following income statement and operating data are preliminary and non-reviewed, and should be read in conjunction with the quarterly results comments presented below.

Income statement (R$ million)¹	3Q23	3Q22	% Δ
Operating Revenue
Passenger revenue	4,579.2	4,074.2	12.4%
Cargo revenue and other	335.1	302.6	10.7%
Total operating revenue	4,914.3	4,376.8	12.3%
Operating Expenses
Aircraft fuel	1,367.3	1,900.7	-28.1%
Salaries and benefits	609.5	553.7	10.1%
Depreciation and amortization	593.6	521.3	13.9%
Airport fees	274.1	237.9	15.2%
Traffic and customer servicing	209.9	169.6	23.7%
Sales and marketing	205.3	196.9	4.3%
Maintenance and repairs	145.0	123.9	17.1%
Other	552.0	269.1	105.2%
Total Operating Expenses	3,956.8	3,973.0	-0.4%
Operating Result	957.4	403.8	137.1%
Operating margin	19.5%	9.2%	+10.3 p.p.
EBITDA	1,551.1	925.1	67.7%
EBITDA margin	31.6%	21.1%	+10.4 p.p.

¹ Operating results and EBITDA were adjusted for non-recurring items.

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Third Quarter Preliminary Results 2023

Operating Data¹	3Q23	3Q22	% Δ
ASK (million)	11,539	10,349	11.5%
Domestic	8,923	8,560	4.2%
International	2,616	1,789	46.2%
RPK (million)	9,480	8,465	12.0%
Domestic	7,174	6,883	4.2%
International	2,306	1,582	45.8%
Load factor (%)	82.2%	81.8%	+0.4 p.p.
Domestic	80.4%	80.4%	-0.0 p.p.
International	88.2%	88.5%	-0.3 p.p.
Average fare (R$)	587.6	558.3	5.3%
Passengers (thousands)	7,793	7,298	6.8%
Block hours	142,663	135,182	5.5%
Aircraft utilization (hours per day)²	10.2	9.6	6.5%
Departures	82,167	79,694	3.1%
Average stage length (km)	1,160	1,102	5.2%
End of period operating passenger aircraft	181	168	7.7%
Fuel consumption (thousands of liters)	336,765	314,129	7.2%
Fuel consumption per ASK	29.2	30.4	-3.9%
Full-time-equivalent employees	14,314	13,215	8.3%
End of period FTE per aircraft	79	79	0.5%
Yield (cents)	48.30	48.13	0.4%
RASK (cents)	42.59	42.29	0.7%
PRASK (cents)	39.68	39.37	0.8%
CASK (cents)	34.29	38.39	-10.7%
CASK ex-fuel (cents)	22.44	20.02	12.1%
Fuel cost per liter (R$)	4.06	6.05	-32.9%
Break-even load factor (%)	66.2%	74.3%	-8.1 p.p.
Average exchange rate (R$ per US$)	4.88	5.25	-7.0%
End of period exchange rate	5.01	5.41	-7.4%
Inflation (IPCA/LTM)	5.19%	7.17%	-2.0 p.p.
WTI (average per barrel, US$)	85.41	88.95	-4.0%
Heating oil (US$ per gallon)	3.03	3.55	-14.5%

¹ Operating results were adjusted for non-recurring items.

² Excludes Cessna aircraft and freighters.

Operating Revenue

In 3Q23, Azul´s total operating revenue increased R$537.4 million reaching a record R$4.9 billion compared to R$4.4 billion in the same period last year, representing an increase of 12.3%, with passenger revenue increasing 12.4% on 11.5% higher capacity compared to the same period last year. Compared to 3Q19, total operating revenue increased 62.1%.

PRASK reached a record R$39.68 cents, enabled by our rational capacity deployment and the sustainable competitive advantages of our business model. Total RASK reached a record level for third quarter at R$42.59 cents. Compared to 3Q19, RASK and PRASK increased 36.5% and 33.5%, respectively.

Cargo revenue and other reached a record R$335.1 million, 10.7% higher than 3Q22, mainly due to the 6.8% revenue growth in domestic cargo due to strong demand for our logistics solutions and exclusive network.

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Third Quarter Preliminary Results 2023

R$ cents¹	3Q23	3Q22	% Δ
Operating revenue per ASK
Passenger revenue	39.68	39.37	0.8%
Cargo revenue and other	2.90	2.92	-0.7%
Operating revenue (RASK)	42.59	42.29	0.7%
Operating expenses per ASK¹
Aircraft fuel	11.85	18.37	-35.5%
Salaries and benefits	5.28	5.35	-1.3%
Depreciation and amortization	5.14	5.04	2.1%
Airport fees	2.38	2.30	3.3%
Traffic and customer servicing	1.82	1.64	10.9%
Sales and marketing	1.78	1.90	-6.5%
Maintenance and repairs	1.26	1.20	5.0%
Other operating expenses	4.78	2.60	84.0%
Total operating expenses (CASK)	34.29	38.39	-10.7%
Operating income per ASK (RASK/CASK)	8.30	3.90	112.6%

¹ Operating results were adjusted for non-recurring items.

Operating Expenses

In 3Q23, we recorded operating expenses of R$4.0 billion, in line with 3Q22 even with a capacity increase of 11.5%, mainly driven by a 32.9% reduction in fuel price, cost reduction initiatives and productivity gains, partially offset by inflation.

The breakdown of our main operating expenses compared to 3Q22 is as follows:

▪	Aircraft fuel decreased 28.1% to R$1,367.3 million, mostly due to a 32.9% reduction in fuel price per liter and a reduction in fuel burn per ASK as a result of our more efficient next-generation fleet, partially offset by 11.5% increase in total capacity.
▪	Salaries and benefits increased 10.1% to R$609.5 million, driven by our capacity increase of 11.5% and a 6% union increase in salaries as a result of collective bargaining agreements with labor unions applicable to all airline employees in Brazil, partially offset by our higher productivity.
▪	Depreciation and amortization increased 13.9% or#VALOR!million, driven by the increase in the size of our fleet compared to 3Q22.

▪	Airport fees increased 15.2% or#VALOR!million, mostly due to the 11.5% increase in our capacity, mainly due to the 46.2% increase in international ASKs, which drives higher fees.
▪	Traffic and customer servicing increased 23.7% or R$40.2 million, primarily due to 6.8% increase in the number of passengers transported year over year, mainly due to international routes which have higher expenses and the inflation in the period.
▪	Sales and marketing increased 4.3% to R$205.3 million, mostly driven by the 12.4% growth in passenger revenue, leading to an increase in credit card fees and commissions, and the increase in demand for international flights, which have higher distribution costs.
▪	Maintenance and repairs increased R$21.1 million compared to 3Q22, mainly due a 5.5% increase in block hours and higher number of maintenance events related to our growth, partially offset by savings from the insourcing of maintenance events.
▪	Other increased R$282.9 million, mainly due to a 11.5% increase in passenger capacity and higher training expenses as we increased our operations over 3Q22 in addition to an increase of revenue-driven IT expenses, crewmembers accommodations, cargo last mile operations, and flight contingencies.
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Third Quarter Preliminary Results 2023

Liquidity and Financing

The information below is preliminary and non-reviewed and already includes the impact of our capital optimization plan, the successful exchange offers and new issuance of senior secured notes in July and the renegotiations with lessors and suppliers effective in September.

Azul ended the quarter with total liquidity of R$6.7 billion, including long-term investments and receivables, security deposits, and maintenance reserves. Immediate liquidity as of September 30, 2023 was R$3.5 billion, 70.2% or R$1,428.5 million higher than 2Q23, even after paying over R$3.2 billion in current aircraft leases, debt amortizations and interest, deferrals and Capex. This immediate liquidity represented 19.1% of our LTM revenue.

Liquidity (R$ million)	3Q23	2Q23	% Δ
Cash, cash equivalents and short-term investments	1,670.1	616.2	171.0%
Accounts receivable	1,793.5	1,418.8	26.4%
Immediate liquidity	3,463.5	2,035.0	70.2%
Cash as % of LTM revenue	19.1%	11.6%	+7.5 p.p.
Long-term investments and receivables	806.0	814.6	-1.0%
Security deposits and maintenance reserves	2,413.6	2,617.3	-7.8%
Total Liquidity	6,683.1	5,466.9	22.2%

Azul’s debt amortization schedule as of September 30, 2023 is set out below. The chart converts our dollar-denominated debt to reais using the quarter-end foreign exchange rate of R$5.01 and includes the successful exchange of US$37.7 million of existing senior unsecured notes due in 2024 for US$36.8 million of the senior secured notes due in 2028, concluded in October 2023.

Loans and financial debt amortization as of September 30, 2023 (R$ million converted at R$5.01 per dollar)¹

¹ Excludes convertible instruments.

6

Third Quarter Preliminary Results 2023

Fleet

As of September 30, 2023, Azul had a passenger operating fleet of 181 aircraft and a passenger contractual fleet of 194 aircraft, with an average aircraft age of 7.3 years excluding Cessna aircraft. At the end of 3Q23, the 13 aircraft not included in our operating passenger fleet consisted of (i) 4 ATRs subleased to TAP, (ii) 3 Embraer E1s subleased to Breeze, and (iii) 1 ATR and 5 Embraer E1s being prepared to exit the fleet.

Azul ended 3Q23 with approximately 79% of its capacity coming from next-generation aircraft, considerably higher than any competitor in the region.

Passenger Contractual Fleet¹	3Q23	2Q23	% Δ	3Q22	% Δ
Airbus widebody	11	12	-8.3%	13	-15.4%
Airbus narrowbody	54	54	-	50	8.0%
Embraer E2	17	17	-	9	88.9%
Embraer E1	45	47	-4.3%	50	-10.0%
ATR	43	42	2.4%	39	10.3%
Cessna	24	24	-	21	14.3%
Total¹	194	196	-1.0%	182	6.6%
Aircraft under operating leases	167	169	-1.2%	159	5.0%

1 Includes 7 subleased aircraft.

Passenger Operating Fleet	3Q23	2Q23	% Δ	3Q22	% Δ
Airbus widebody	11	11	-	11	-
Airbus narrowbody	54	54	-	50	8.0%
Embraer E2	17	17	-	9	88.9%
Embraer E1	37	38	-2.6%	43	-14.0%
ATR	38	37	2.7%	34	11.8%
Cessna	24	24	-	21	14.3%
Total	181	181	-	168	7.7%

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Third Quarter Preliminary Results 2023

Environmental, Social and Governance (“ESG”) Responsibility

The table below presents Azul’s key ESG information according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry:

ESG Key Indicators	3Q23	2Q23	% Δ
Environmental
Fuel
Total fuel consumed per ASK (GJ / ASK)	1,096	1,108	-1.0%
Total fuel consumed (GJ x 1000)	12,651	11,701	8.1%
Fleet
Average age of operating fleet¹ (years)	7.3	7.3	0.7%
Social
Labor Relations
Employee gender: male (%)	59.9%	59.7%	0.2 p.p.
Employee gender: female (%)	40.1%	40.3%	-0.2 p.p.
Employee monthly turnover (%)	0.9%	0.9%	-
Employee covered under collective bargaining agreements (%)	100%	100%	-
Volunteers (#)	5,549	5,091	9%
Governance
Management
Independent directors (%)	91%	91%	-
Percent of Board members that are women (%)	18%	18%	-
Board of Directors' average age (years)	59	59	0.4%
Director meeting attendance (%)	100%	100%	-
Board size (#)	11	11	-
Participation of women in leadership positions (%)	40%	40%	-

¹ Excludes Cessna aircraft.

8

Third Quarter Preliminary Results 2023

Conference Call Details

Tuesday, November 14, 2023

10:00 AM (EST) | 12:00 PM (Brasília time)

USA: +1 253 205-0468

Brazil: +55 11 4632-2237 or +55 21 3958-7888

Code: 828 0160 4146

Webcast: https://ri.voeazul.com.br/en/

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 150 destinations. With an operating fleet of over 180 aircraft and more than 14,000 Crewmembers, the Company has a network of 300 non-stop routes as of September 2023. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier earned the number one ranking in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

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Third Quarter Preliminary Results 2023

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of accomplished flights.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDA

Earnings before interest, taxes, depreciation, and amortization, adjusted to exclude non-recurring items.

FTE (Full-Time Equivalent)

Equivalent number of employees assuming all work full-time.

Immediate Liquidity

Cash, cash equivalents, short-term investments and receivables

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

LTM

Last twelve months ended on the last day of the quarter presented.

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer, or cents per RPK.

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Third Quarter Preliminary Results 2023

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDA and EBITDA margin, which are non-IFRS performance measures and are not financial performance measures determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

11

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 14, 2023

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer